January 9, 2014

VIA EDGAR and FEDERAL EXPRESS

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-3010

Attention: Ms. Jennifer Gowetski

RE:	INREIT Real Estate Investment Trust
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 29, 2013
File No. 000-54295

Dear Ms. Gowetski:

On behalf of INREIT Real Estate Investment Trust, a North Dakota real estate investment trust (the “Trust”), and with the Trust’s permission, we are responding to the comments contained in correspondence from Ms. Jennifer Gowetski dated December 24, 2013 (the “Comment Letter”) to the Trust’s Form 10-K for the Fiscal Year Ended December 31, 2012, filed on March 29, 2013 (the “Form 10-K”). For the Staff’s convenience, each response is preceded by the related Staff Comment.

Lease Expirations, page 30

Comment 1.	In future Exchange Act periodic filings, please expand disclosure in this table to include the total area in square feet covered by the expiring leases, as well as the percentage of gross annual rent represented by such leases.

Response 1.	The Trust will expand the table disclosure in future filings to include the total square feet and percentage of gross annual rent represented by expiring leases. For purposes of including such expanded disclosure, the Trust presently anticipates including in future filings a table substantially similar to the following:

Lease Expiration Year	# of Leases Expiring	Gross Leasable Area	% of Gross Leasable Area	Expiring Base Rent	% of Total Base Rent
Month-to-Month	XX	XX	XX	XX	XX
2014	XX	XX	XX	XX	XX
2015	XX	XX	XX	XX	XX
2016	XX	XX	XX	XX	XX
2017	XX	XX	XX	XX	XX
2018	XX	XX	XX	XX	XX
2019	XX	XX	XX	XX	XX
2020	XX	XX	XX	XX	XX
2021	XX	XX	XX	XX	XX
2022	XX	XX	XX	XX	XX
2023	XX	XX	XX	XX	XX
Thereafter	XX	XX	XX	XX	XX

Leased Total	XX	XX	XX	XX	XX

Securities and Exchange Commission

January 9, 2014

Issuer Purchases of Equity Securities, page 33

Comment 2.	We note the chart on page 33. In future Exchange Act periodic filings, please revise to clarify the distinction between “Total Number of Shares Purchased” and “Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs.” In addition, in future Exchange Act periodic filings, please revise this section to clarify the share amount of redemption requests received during the year and the share amount of redemption requests fulfilled during the year.

Response 2.	The Trust will revise its disclosure in future filings to make clear the distinction between the total number of shares purchased and total purchased as part of a plan or program. The Trust will also disclose in future filings the redemption requests received and fulfilled during the year.

Financing Activities, page 36

Comment 3.	We note the selected financial data on page 34 includes “dividends declared (shares).” Please tell us what you mean by “dividends declared (shares)” and clarify in future Exchange Act periodic filings whether your dividends are paid in cash and/or shares. In addition, we note your disclosure on page 36 that you funded 100% of your dividends from operating cash flows. In future Exchange Act periodic filings, please revise to provide additional detail regarding your distribution coverage including separate disclosure related to cash coverage and earnings coverage of distributions. In this regard, please revise to provide the total distributions paid, including any amounts reinvested through your dividend reinvestment plan, and cash flow from operations as well as earnings.

Response 3.	The Trust advises that the “dividends declared (shares)” line item references dividends paid by the Trust on its common shares of beneficial interest. In future filings, the Trust will revise the reference to be more clear and will indicate whether dividends are paid in cash and/or shares. The Trust will also provide additional detail in future filings with respect to distribution coverage (cash and earnings coverage), total distributions paid and amounts reinvested through the dividend investment plan. The Trust presently anticipates including with such additional detail in future filings a chart substantially similar to the following:

	2013	2012
Cash flows provided by operations	X	X
Distributions from unconsolidated affiliates	X	X
Gain on sales of properties	X	X
Distributions declared	X	X
Excess (deficiency)	X	X

	—	—

Securities and Exchange Commission

January 9, 2014

The written statement requested from the Trust by the Commission is attached as Exhibit 1.

If you have any questions in connection with the filing, please contact the undersigned at (612) 604-6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/ Philip T. Colton

Philip T. Colton

EXHIBIT 1

January 9, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Jennifer Gowetski – Senior Counsel

RE:	INREIT Real Estate Investment Trust Form 10-K for Fiscal Year Ended December 31, 2012 Filed March 29, 2013 File No. 000-54295

Ladies and Gentleman:

In connection with the response to the U.S. Securities and Exchange Commission (the “Commission”) letter dated December 24, 2013, to INREIT Real Estate Investment Trust (the “Trust”), the Trust hereby acknowledges the following:

(i)	the Trust is responsible for the adequacy and accuracy of the disclosures in the filing;

(ii)	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Bradley J. Swenson
Bradley J. Swenson
President